
03054492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
APR 1 1 2003

SEC FILE NUMBER
8- 48091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berry-Shino Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14500 N. Northsight Blvd. Ste 101
(No. and Street)

Scottsdale (City) Arizona (State) 85260 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Matthew Shino 480-315-3660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

1702 East Highland Ste 100 (Address) Phoenix (City) AZ (State) 85016 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Matthew Shino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berry-Shino Securities, Inc., as of Dec 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



TIFFANY MOORE
Notary Public - Arizona
Maricopa County
My Commission Expires
March 15, 2005

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



March 24, 2003

Mr. R. Matthew Shino
President
Berry-Shino Securities, Inc.
14500 No. Northsight Blvd.
Suite 101
Scottsdale, AZ 85260

RE: Annual Audited Report

Dear Mr. Shino:

This is in reference to your facsimile received February 28, 2003, requesting an extension of time with which to file your Annual Audited Report for the fiscal year end December 31, 2002. Pursuant to the delegation of authority granted the NASD by the SEC, your request for an extension of time until March 31, 2003, is granted.

If you have any questions, please call your Core Examiner, Muffie Humphrey.

Sincerely,

Donald Lopezi
Supervisor of Examiners

370 17th Street
Suite 2900
Denver, CO
80202

tel 303 445 3100
fax 303 620 9450
www.nasd.com


SEC MAIL PROCESSING
RECEIVED
APR 1 1 2003
WASH. D.C.
155
SECTION

BERRY-SHINO SECURITIES, INC.

Financial Statements

December 31, 2002 and 2001



Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Berry-Shino Securities, Inc.
Phoenix, Arizona

We have audited the accompanying statements of financial condition of ***Berry-Shino Securities, Inc.*** (the Corporation) as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Berry-Shino Securities, Inc.*** as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Corporation will continue as a going concern. As shown in the financial statements, the Corporation incurred a net loss of $646,663 and $1,373,275 for the years ended December 31, 2002 and 2001, respectively. Additionally, the Corporation has not met the required net capital requirements under Rule 15c3-1 of the Securities an Exchange Commission at December 31, 2002 and 2001. As discussed in Note 10 to the financial statements, these conditions raise substantial doubt about the Corporation's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Phoenix, Arizona
February 24, 2003,
except for Note 8, for which the
date is April 10, 2003

BERRY-SHINO SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 97,457	$ 88,841
Receivables		
Commissions receivable	50,061	56,304
Draw on broker commissions and advances, net of allowance of $741,273 in 2002 and $502,827 in 2001	247,778	407,822
	297,839	464,126
Prepaid expenses	31,153	48,979
Securities owned		
Marketable, at market value	2,000	3,750
Not readily marketable, at estimated fair value	3,871	4,539
	5,871	8,289
Secured demand notes	350,000	225,000
Property and equipment	74,947	102,524
Lease deposits	74,977	74,977
	$ 932,244	$ 1,012,736

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
Secured margin overdraft	$ -	$ 106,702
Current portion of long term debt	10,036	
Accounts payable and accrued expenses	427,971	255,083
Obligations under capital leases	-	30,537
	438,007	392,322
Subordinated borrowings	390,000	265,000
Long term debt	25,486	-
Stockholders' equity		
Common stock - no par value, 10,000 shares authorized, 4,767 and 3,537 shares issued and outstanding	2,883,000	2,513,000
Treasury stock - at cost, 25 shares	(25,000)	(25,000)
Accumulated deficit	(2,779,249)	(2,132,586)
	78,751	355,414
	$ 932,244	$ 1,012,736

See Notes to Financial Statements

BERRY-SHINO SECURITIES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE		
Commissions	$ 1,579,858	$ 2,790,838
Net dealer inventory and investment losses	(2,616)	(216,347)
Interest	30,600	75,866
Other income	31,771	10,777
	1,639,613	2,661,134
EXPENSES		
Employee compensation and benefits	309,816	587,241
Commissions and floor brokerage fees	919,125	1,737,366
Communications	186,043	249,918
Occupancy	243,862	351,413
Interest	74,272	46,235
Other operating expenses	553,158	1,062,236
	2,286,276	4,034,409
NET LOSS	$ (646,663)	$ (1,373,275)

See Notes to Financial Statements

BERRY-SHINO SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Treasury Stock	Accumulated Deficit
BALANCES AT DECEMBER 31, 2000	$ 1,728,000	$ (25,000)	$ (759,311)
Net loss	-	-	(1,373,275)
Sale of 1,185 common shares	785,000	-	-
BALANCES AT DECEMBER 31, 2001	2,513,000	(25,000)	(2,132,586)
Net loss	-	-	**(646,663)**
Sale of 1,230 common shares	**370,000**	-	-
BALANCES AT DECEMBER 31, 2002	**$ 2,883,000**	**$ (25,000)**	**$ (2,779,249)**

See Notes to Financial Statements

BERRY-SHINO SECURITIES, INC.

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

SUBORDINATED BORROWING AT DECEMBER 31, 2000	$ -
Issuance of subordinated notes	265,000
SUBORDINATED BORROWING AT DECEMBER 31, 2001	265,000
Common stock issued for payment of subordinated note	**(125,000)**
Issuance of subordinated notes	**250,000**
SUBORDINATED BORROWING AT DECEMBER 31, 2002	**$ 390,000**

See Notes to Financial Statements

BERRY-SHINO SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (646,663)	$ (1,373,275)
Adjustment to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	28,714	48,793
Unrealized loss on securities owned	2,418	21,880
Loss on disposal of property and equipment	1,047	-
Change in allowance for doubtful accounts	238,446	502,827
(Increase) decrease in		
Commissions receivable	6,242	38,406
Customer receivable	-	93,373
Draw on broker commissions and advances	(78,401)	(620,391)
Securities owned	-	287,629
Prepaid expenses	17,826	(17,449)
Lease deposits	-	(15,101)
Increase (decrease) in		
Accounts payable and accrued expenses	172,888	(44,199)
Securities sold, not yet purchased	-	(22,223)
Total adjustments	389,180	273,545
Net cash used in operating activities	(257,483)	(1,099,730)
CASH FLOWS USED BY INVESTING ACTIVITIES		
Proceeds from disposal of property and equipment	2,353	-
Purchase of property and equipment	(4,537)	(46,448)
Net cash used by investing activities	(2,184)	(46,448)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in secured margin overdraft	(106,702)	106,702
Proceeds from issuance of common stock	245,000	785,000
Proceeds from issuance of subordinated notes	125,000	40,000
Proceeds from notes payable	15,932	-
Payments on notes payable	(5,410)	-
Proceeds from obligations under capital lease	-	25,000
Payments on obligations under capital lease	(5,537)	(9,540)
Net cash provided by financing activities	268,283	947,162
NET INCREASE (DECREASE) IN CASH	8,616	(199,016)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	88,841	287,857
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 97,457	$ 88,841

(Continued)

STATEMENTS OF CASH FLOWS

	2002	2001
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for interest	**$ 5,928**	$ 45,605
NON CASH FINANCING ACTIVITIES		
Borrowings under secured demand note collateral agreements	**$ 250,000**	$ 225,000
Relief of subordinated borrowings by issuance of common stock	**$ 125,000**	$ -

See Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Berry-Shino Securities, Inc. (the Corporation) is a C Corporation, which was formed under the laws of the State of Arizona in July 1993. The Corporation is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD). The Corporation has operating offices in Scottsdale, Arizona and New York, New York, with satellite offices in New York.

CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, the Corporation considers all highly liquid assets having maturity of three months or less to be cash equivalents. The Corporation maintains cash at a financial institution, which, at times, exceeds federally insured amounts.

SECURED MARGIN OVERDRAFT

Margin accounts maintained by the Corporation at a clearing broker-dealer may become overdrawn. These accounts are secured by collateral held by the clearing broker-dealer for demand notes related to the subordinated borrowings.

SECURITIES OWNED

Securities owned are classified as trading securities and recorded at published market value or at estimated fair market value, as determined by management. For the purpose of the statement of cash flows, trading securities are classified as operating activities.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated or amortized over the estimated useful life of the assets using the straight-line method for financial reporting purposes and accelerated methods for tax purposes.

The Corporation reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. No impairment loss is recorded at December 31, 2002 and 2001.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

ADVERTISING

Advertising costs are expenses as the advertising is incurred. Advertising expense in 2002 and 2001 was approximately $15,300 and $11,700, respectively.

(Continued)

INCOME TAXES

The Corporation provides for income taxes under the provisions of Statement of Financial Accounting Standards, No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of the enactment date.

At December 31, 2002 and 2001, the Corporation has approximately $1,194,000 and $1,005,000, respectively, in net operating loss carryforwards available to reduce future taxable income. These carryforwards expire beginning in 2020. The recoverability of these loss carryforwards is contingent upon the Corporation's ability to generate future taxable income and accordingly will be recognized as the Corporation generates taxable income.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - SECURITIES OWNED

Securities owned are classified as trading securities. Marketable securities are recorded at published market value. Securities not readily marketable include investment securities that cannot be offered or sold because of restriction or conditions applicable to the securities or that cannot be publicly offered or sold unless registration has been affected under the Securities Exchange Act of 1934. At December 31, 2002 and 2001, securities not readily marketable consist of equity stocks, which are stated at their estimated fair market value, as determined by management.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31,:

	2002	2001
Furniture and fixtures	$ **107,171**	$ 107,171
Computers and equipment	**155,242**	154,916
Leasehold improvements	**4,265**	4,265
	266,678	266,352
Accumulated depreciation and amortization	**(191,731)**	(163,828)
	$ **74,947**	$ 102,524

No assets are under capital leases in 2002. In 2001, computers and equipment include assets subject to capital lease obligations. Such assets have a cost of $39,192 and $33,279 at December 31, 2001.

NOTE 4 - LONG TERM DEBT

Long term debt consisted of the following at December 31,:

	2002	2001
Note payable to stockholder, secured by capital assets, monthly payments of $2,509 including interest at 11.76%, due through January 2005.	$ 19,590	$ -
Unsecured note payable to related party, interest at 6%, principle and interest due December 2005.	15,932	-
	35,522	-
Current portion	(10,036)	-
	$ 25,486	$ -

Future minimum annual principal payments on long term debt are as follows at December 31, 2002: 2003 - $8,080; 2004 - $9,073; 2005 - $18,269.

NOTE 5 - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTES

The notes due to related parties, which are subordinated to claims of general creditors and secured by demand notes, are as follows at December 31,:

	2002	2001
Subordinated note, 9.5%, due March 2004	$ 100,000	$ 100,000
Subordinated note, 8%, due February 2005	100,000	-
Subordinated note, 8%, due March 2005	100,000	-
Subordinated note, 8%, due February 2005	50,000	-
Subordinated note, 8%, due September 2003	40,000	40,000
Subordinated note, 8%, due September 2004	-	125,000
	$ 390,000	$ 265,000

The subordinated borrowings are due to certain of the Corporation's stockholders and are covered by agreements approved by the National Association of Securities Dealers, Inc., thus they are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Corporation's continued compliance with minimum net capital requirements, they may not be repaid. All borrowings are secured by related demand notes totaling $350,000 at December 31, 2002 and 2001, except for $40,000, which was distributed to the Corporation in 2001.

Interest on the subordinated borrowings is not due until expiration of the notes. Interest expense recorded during the fiscal years ended December 31, 2002 and 2001 on subordinated borrowings was approximately $38,800 and $10,400, respectively. Per approved NASD agreements, secured demand notes do not bear interest.

NOTE 6 - OPERATING LEASE COMMITMENTS

The Corporation leases its Scottsdale and New York offices under operating leases expiring through March 2003 and March 2008, respectively. Future minimum annual lease payments under operating leases are as follows at December 31, 2002:

2003	$ 226,574
2004	213,377
2005	219,245
2006	225,289
2007	231,514
Thereafter	296,550
	$ 1,412,549

Lease expense under these leases was approximately $230,500 and $319,500 for the years ended December 31, 2002 and 2001, respectively.

NOTE 7 - OFFICER AND STOCKHOLDER SALARIES AND COMMISSIONS

Two stockholders, that are officers of the Corporation, are paid salaries and broker commissions. In 2002, these officers elected to not receive a salary for the majority of the year ended December 31, 2002.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform (SEC) Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2002, the Corporation had net capital of $40,204, which was $59,796 below its required net capital of $100,000. At December 31, 2001, the Corporation had net capital of $2,554, which was $97,446 below its required net capital of $100,000. The Corporation's net capital ratio was 75 to 1 and 71 to 1, respectively. The net capital ratios in 2002 and 2001 are in excess of the required ratio of 15 to 1.

On April 2, 2003 the Corporation filed an amended Focus Report for the quarter ended December 31, 2002 and noticed the SEC and the NASD that it would be under the net capital requirements as of December 31, 2002.

NOTE 9 - CONTINGENT LIABILITIES

LITIGATION

The Corporation may be a party to various legal actions arising from the normal course of business. In management's opinion, the Corporation has adequate legal defenses and/or insurance coverage, and does not believe the outcome of such legal actions will materially affect the Corporation's operation and/or financial position.

(Continued)

GOVERNMENTAL REGULATION

The Corporation is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had any material effect in 2002 and 2001 upon the capital expenditures, net income, financial condition or competitive position of the Corporation. Management believes that its current practices and procedures comply with applicable federal and state requirements, except as noted in Note 10 below.

NOTE 10 - GOING CONCERN

As shown in the financial statements, the Corporation incurred a net loss of $646,663 and $1,373,275 for the years ended December 31, 2002 and 2001, respectively. Additionally, the Corporation has not met the required net capital requirements under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2002 and 2001. These factors create an uncertainty about the Corporation's ability to continue as a going concern.

The Corporation's New York office was negatively impacted by the terrorist attack of September 11, 2001. That, coupled with the market action over the past three years, has negatively impacted the Corporation's growth. Management believes that the New York City area, specifically downtown, is finally recovering and the Corporation embarked on an aggressive campaign to hire additional institutional and retail stockbrokers. So far in 2003, the Corporation has hired one new institutional and five new retail stockbrokers. Management plans increased commission revenues in 2003 as a result of these hires. The Corporation also plans to reduce fixed expenses in 2003 to approximately $88,970 per month. Management will continued to pursue existing arbitrations against former brokers to recover commission advances, customer debits, or arbitration settlements paid on behalf of former brokers; the potential for judgment in 2003 on existing cases is approximately $85,000. In addition, the Corporation believes that current collections or potential arbitrations of approximately $240,000 of receivables from former brokers is collectible and will result in cash flow to the Corporation in 2003. The Corporation has receivables from currently employed brokers that management believes is collectible in 2003 in the approximate amount of $32,000. Management collected $25,000 from a former broker last year, is scheduled to receive $20,000 on April 1, 2003, and another payment of $25,000 to $50,000 later in the year.

Management is pursuing other funding sources in 2003. The Corporation has applied for World Trade Center Recovery funds and management believes it qualifies for approximately $29,000 in grants. The Corporation has applied for a $200,000 Small Business Association loan, guaranteed by officers and one high net worth stockholder, under the disaster recovery act.

In 2002, the Corporation realized only a small amount of income from investment banking revenue. So far in 2003, the Corporation has exceeded the total raised in 2002 and has several best effort Regulation D Rule 506 Private Placement Offerings ongoing. Even if the stock market remains stagnant, the Corporation believes that there will be significant investment banking revenues in 2003.

To correct the net capital shortfall at year-end, the Corporation raised $120,000 on January 31, 2003 by selling additional shares of its common stock to existing shareholders. On March 13, 2003, the Corporation raised $85,000 by selling additional shares of its common stock to an existing shareholder. The Corporation will implement a plan wherein the chief compliance officer will check monthly to insure that the CFO enters all necessary accounting adjustments in the proper period. Management believes additional sales of common stock may occur in the future as needed. In addition, the Corporation is in the process of converting accrued interest on some Secured Demand Notes and one Subordinated loan into equity which will increase net capital by

(Continued)

approximately $30,000. In addition, Corporation may seek additional Secured Demand Notes or Subordinated Loans for net capital in the future. The Corporation is also considering lowering the required minimum net capital to $50,000. The Corporation will pay fines, if any, and implement any restrictions, if any, imposed by the NASD.

The ability of the Corporation to continue as a going concern is dependent on its ability to increase commission revenues, decrease fixed expenses, and to meet the requirements imposed by the SEC and the NASD, including, net capital requirements under Rule 15c3-1 of the SEC. The financial statements do not include any adjustments that might be necessary if the Corporation is unable to continue as a going concern.

# # # # #

BERRY-SHINO SECURITIES, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

NET CAPITAL		
Total stockholders' equity qualified for net capital	$	78,751
Additions:		
Subordinated borrowings allowable in computations of net capital		390,000
Total capital and allowable subordinated borrowings		468,751
Deductions for non-allowable assets		
Receivables - over 30 days		241,543
Securities - not readily marketable		3,871
Furniture, equipment, and leasehold improvements, net		74,947
Other assets		106,131
Secured demand note deficiency		1,755
Net capital before haircuts on securities positions (tentative net capital)		40,504
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)		
Other securities		(300)
	$	40,204
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable, accrued expenses, short term debt and unsecured debt	$	101,563
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	100,000
Deficit net capital	$	(59,796)
Ratio: Aggregate indebtedness to net capital		75 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 1999)		
Net capital, as reported in Company's Part II (Unaudited and amended as of 2/22/01) FOCUS report		
Net audit adjustments, primarily receivables, haircuts on securities and securities not readily marketable, net		
Net capital per above	$	-
RECONCILIATION WITH CORPORATION'S COMPUTATION (INCLUDED IN PART II OF FORM 17a-5(a) AS OF DECEMBER 31, 2002)		
Net capital, as reported in Corporation's Part II (unauditied revised FOCUS report filed April 2, 2003)	$	41,959
Unreported deficiency in secured demand notes		1,755
Net capital per above	$	40,204

SUPLEMENTAL SCHEDULE OF STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2002

The Corporation is exempt from Rule 15c3-3 pursuant to paragraph (K)(2)(ii).


EideBailly LLP

Consultants • Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Berry-Shino Securities, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements of ***Berry-Shino Securities, Inc.*** (the Corporation), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of compliance of such practices that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1702 East Highland • Suite 100 • Phoenix, Arizona 85016-4665 • 602.264.5844 • Fax 602.277.4845
Offices in Arizona, Iowa, Minnesota, Montana, North Dakota and South Dakota - Equal Opportunity Employer

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment and the accounting system and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of ***Berry-Shino Securities, Inc.,*** for the year ended December 31, 2002, and this report does not affect our report dated February 24, 2003.

Control Environment and Accounting System

Based upon our review of the Corporation's monthly and quarterly Focus reports and discussions with Corporation representatives, certain accounting transactions and journal entries were not recorded in the proper period or in a timely manner on Focus reports prepared during the year ended December 31, 2002. Additionally, certain financial amounts were not properly classified and reported on the monthly and quarterly Focus reports. Consequently, the audited financial statements could not be filed by the required deadline of February 28, 2003. The Corporation will amend 2002 monthly and quarterly Focus reports, as required. The amended Focus report as of December 31, 2002 included a decrease in net capital of approximately $100,700 due to changes recorded to the accounting records. The Corporation should implement procedures to record all material transactions and journal entries in the appropriate period in order to insure the Corporation does not violate net capital requirements and its Focus reports are accurately prepared.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, except as noted above, were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be, and should not be, used by anyone other than these specified parties.

Eide Bailly LLP

Phoenix, Arizona
February 24, 2003


Berry
Shino
SECURITIES
MEMBER NASD/SIPC

RE: Audit Corrective Action Plan

To Whom It May Concern:

This letter is written pursuant to rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) outlining the corrective action taken by the Corporation in order to correct the finding by the auditors. The auditors found the following items and the corrective action is listed with each item:

1. That certain accounting transactions and journal entries were not recorded in the proper period or in a timely manner. The Corporation has identified the specific issues and all parties involved in the booking of such items have been informed of the necessity of insuring that all items be booked correctly in the proper period and in a timely manner. Mary T. Daniel is responsible for corrective action and she will report monthly to R. Matthew Shino who will double check to insure that it has been done properly. The corrective action has been completed.

2. That certain financial amounts were not properly classified and reported on the Focus reports. The Corporation has identified the specific issues and all parties involved in the booking of such items have been informed of the necessity of insuring that items are properly classified and reported on the Focus reports. Mary T. Daniel is responsible for corrective action and she will report monthly to R. Matthew Shino who will double check to insure that it has been done properly. The corrective action has been completed.

CORPORATE OFFICE
14500 N. Northsight Blvd. Ste. 101 • Scottsdale, Arizona 85260
Tel: 480.315.3660 • Fax: 480.556.6054 • Toll Free: 800.525.7945

NEW YORK OFFICE
45 Broadway / 9th Floor • New York, New York 10006
Tel: 212.344.1996 • Fax: 212.344.2383 • Toll Free: 800.870.9694

www.berry-shino.com